                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                               Commission File Number __________



                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q
             / / Form N-SAR

         For Period Ended:          March 31, 1999
                           -----------------------------------------------------
/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For the Transition Period Ended:        ContiFinancial Corporation
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    ContiFinancial Corporation
                       ---------------------------------------------------------
Former name if applicable

Address of principal executive office (Street and number)
                             277 Park Avenue
--------------------------------------------------------------------------------

City, state and zip code     New York, NY 10172
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/ filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On June 30, 1999, the Registrant announced that the Registrant's previously announced discussion with Residential Funding Corporation, a subsidiary of General Motors Acceptance Corporation, regarding the acquisition of 100% of the common stock of the Registrant, were continuing. In light of these discussions, the Registrant has been unable to complete its Annual Report on Form 10-K for the year ended March 31, 1999.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

James E. Moore                        (212)                 207-2800
--------------------------------------------------------------------------------
(Name)                              (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             /X/ Yes  / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             /X/ Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         As previously announced, the Registrant expects its pre-tax loss for the fiscal year ended March 31, 1999 to be approximately $494 million. The after tax-loss for the year is expected to be $426 million, or a loss of $9.21 per share. The anticipated net loss arises mainly from the write-down of excess spread receivables held by the Registrant because of an increase in the amount of credit losses estimated to occur in future periods and an increase in the rate used to discount anticipated future cash flows from the excess spread receivables. The Registrant will use these higher assumed future loss rates and discount rate when recording its gain on sale both for the fourth quarter and in future periods. The anticipated loss also results from additional write-downs with respect to the Registrant's remaining commercial real estate loan portfolio, which is being held for sale, and increased reserves relating to the Registrant's investments in certain of its strategic alliance clients.


                           ContiFinancial Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 1999                     By /s/ James E. Moore
     ---------------------------------    --------------------------------------
                                          James E. Moore
                                          Chief Executive Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule l2b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.